Manuel Garciadiaz manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

June 6, 2025

Re:	Aura Minerals Inc. Draft Registration Statement on Form F-1 Submitted May 21, 2025 CIK No. 0001468642

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Craig Arakawa
Shannon Buskirk
John Coleman
Cheryl Brown
Karina Dorin

Ladies and Gentlemen:

On behalf of our client, Aura Minerals Inc. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance and Office of Energy & Transportation of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s draft registration statement on Form F-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated June 3, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is filing concurrently with this letter, on a public basis via EDGAR, a revised registration statement on Form F-1 (the “Public Registration Statement”), which reflects these revisions and certain additional updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Public Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form F-1 Prospectus Summary

Overview, page 2

1.	We note your revised illustrative tables at page 2 appear to be missing certain labeling within the “by Country” and “by Mine” graphics. Please revise to identify the missing country and mines in these graphics. In addition, please provide disclosure that identifies the basis for the percentages and the related period.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 120 of the Public Registration Statement in response to more clearly label the graphic and adjust the color scheme so that all the information is more visible.

Capital allocation focused on return on capital, page 7

2.	We note the revisions to footnote on page 7 in response to prior comment 1. Tell us why the internal rates of return disclosed for the selected mine projects are inconsistent with the most recent technical reports filed as Exhibits.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7 and 128 of the Public Registration Statement in response. The reason driving the difference between the IRRs as disclosed in the Public Registration Statement and with that disclosed in the technical report summary was the price of gold. We have updated the IRRs from the previous 43-101 Technical Reports to the S-K 1300 technical report summaries that are filed with the Public Registration Statement. We are using as reference gold prices disclosed in the sensitivity analysis of each technical report to align closer to the current spot gold prices, which have increased recently.

Ability and commitment to deliver cash generation and high return on capital, page 8

3.	In footnote (1) to the table, you refer to the median of the financial measures of the top 5 largest gold companies by produced gold in 2024. Tell us why you believe the median as opposed to the mean or average of these measures is preferable and provides a meaningful comparison with your results.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 130 of the Public Registration Statement in response in order to include comparisons to both the median and the average of those measures.

4.	In footnote (2), which applies to Operating Income CAGR and Adjusted EBITDA CAGR, you state these measures are “as reported by each company.” In footnote (5), you state: “We calculated the Adjusted EBITDA, All in sustaining cash costs per gold equivalent ounce sold (AISC) and Cash Conversion of the Top 5 Gold Mining Companies based on publicly available information.” For each of the measures of the Top 5 Companies presented in this figure, clearly explain how you calculated the amounts with details sufficient to understand the underlying calculation formulas, the specific inputs used and where the inputs were sourced. Your response should clarify whether you have calculated the individual non-IFRS measures of the top 5 mining companies based on the same methods and formulas used to calculate your reported non-IFRS measures using publicly available information as inputs to these calculations or whether the calculations are limited to the median amounts based on the non-IFRS measures publicly reported by each company. Please revise the footnote labels and descriptions applied to the measures included in the presentation, as necessary.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9-11 and 130-132 of the Public Registration Statement in response in order to specify how those financial metrics are calculated for each of the Top 5 Gold Mining Companies.

June 6, 2025	2

5.	Your figure for Dividend Yield is marked with footnote (5) however the related narrative description does not mention dividend yield. Please expand footnote (5) to address Dividend Yield, as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 11 and 132 of the Public Registration Statement in response.

Use of Proceeds, page 61

6.	We note your response prior comment 7 and that your revised disclosure includes bullet points disclosing your intended uses of the net proceeds. Please revise your disclosure to provide estimated amounts you intend to allocate to each identified purpose. Refer to Item 4(a) of Form F-1 and Item 3.C.1 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 67 of the Public Registration Statement in response in order to provide greater detail including the use of proceeds with placeholders for estimated percentages. Because the offering size remains to be determined, the Company is not yet able to determine the applicable percentages, but will include specific percentage amounts when the size of the offering is determined.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Indebtedness, page 87

7.	Please expand your disclosure to describe the material financial covenants in your financing agreements. In that regard, we note your disclosure on pages F-79 and F-80.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 97-98 of the Public Registration Statement in response.

Industry, page 91

8.	We note your response to prior comment 11 and reissue it. Please revise your disclosure to clearly identify the source of each statement, statistic, chart and graph regarding your market and industry by disclosing the title and date of the publication as well as the author. For example, we note the charts included on pages 93 and 96 include information from 2014 and 2018, respectively. In addition, please ensure you explain the basis for your statements, including your statement that global central bank reserves are responsible for more than 40% of annual demand for gold.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 101-107 of the Public Registration Statement in response.

June 6, 2025	3

Customer Base, page 120

9.	Please expand your disclosure to discuss all material terms of the Trafigura Copper Concentrate Offtake Agreement. For example, we note the agreement has a minimum delivery requirement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 136 of the Public Registration Statement in response.

Business, page 128

10.	Please revise your resource and reserve tables on pages 128, 130, and 132 to assign the footnotes to the respective property.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 144-149 of the Public Registration Statement in response.

Item 8. Exhibits and Financial Statement Schedules 96.3, page II-2

11.	We note your response to comments 26 and 27. You have identified several factors in Exhibit A that have impacted the changes in resources and reserves, including exploration, mining, depletion, larger pit shell, and an adjusted gold price. Please provide additional detail that includes the increase or decrease resulting from each factor included in your response with respect to each deposit.

Response: The Company respectfully acknowledges the Staff’s comment. The Company’s models do not have the requested breakdown, isolating in a quantifiable way the reasons for the specific increases and decreases in measured, indicated and inferred mineral resources and reserves at each deposit. However, the Company has amended Exhibit A to provide more detail and describe the main factors driving the relevant changes at each deposit.

* * *

In addition, the Company respectfully informs the Staff that the Public Registration Statement also discloses that the Company has entered into an agreement to acquire Mineração Serra Grande S.A. The Company performed significance tests and has determined that the tests did not exceed the applicable thresholds that would require disclosure of additional financial information under Rule 3-05 of Regulation S-X where 75 days have not elapsed since closing. The results of the significance tests in accordance with Rule 3-05 were as follows: 4% (investment), 14% (asset) and 24% (income). The closing of the acquisition is expected to occur by the third quarter of 2025. As a result, the Company has not presented separate audited financial statements of Mineração Serra Grande S.A. in the Public Registration Statement.

June 6, 2025	4

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

cc:	Rodrigo Barbosa, President and Chief Executive Officer, Aura Minerals Inc.
Joao Kleber Cardoso, Chief Financial Officer, Aura Minerals, Inc.
Thiago Nunes, KPMG Auditores Independentes Ltda.
Eduardo Rocha, Grant Thornton Auditores Independentes Ltda.

June 6, 2025	5

Exhibit A

The following tables set out the reconciliation between the mineral reserves and resources stated in the Apoena Mine technical report summary effective as of October 31, 2023 and disclosed in the Public Registration Statement as of December 31, 2024. Footnotes have been included to describe the changes in more detail.

		Measured			Indicated			Measured & Indicated
Reconciliation	Deposit	Tones (Kt)	Au (g/t)	Au (oz)	Tones (Kt)	Au (g/t)	Au (oz)	Tones (Kt)	Au (g/t)	Au (oz)
As of 10/31/23	Nosde-Lavrinha	501	0.68	10,965	2,121	1.07	73,360	2,622	-	84,325
Change(1)	Nosde-Lavrinha	(376)	(0.06)	(8,465)	(480)	(0.13)	(23,720)	(856)	-	(32,175)
As of 12/31/24	Nosde-Lavrinha	125	0.62	2,500	1,641	0.94	49,640	1,766	0.92	52,150
As of 10/31/23	Ernesto	-	-	-	1,232	1.18	24,720	427	-	24,720
Change(2)	Ernesto	-	-	-	(583)	(0.13)	(23,388)	(376)	-	(23,388)
As of 12/31/24	Ernesto	-	-	-	649	1.05	1,332	51	0.81	1,332
As of 10/31/23	Ernesto-Lavrinha Connection	-	-	-	1,232	1.18	46,840	1,232	-	46,840
Change(3)	Ernesto-Lavrinha Connection	-	-	-	(583)	(0.13)	(24,840)	(583)	-	(24,840)
As of 12/31/24	Ernesto-Lavrinha Connection	-	-	-	649	1.05	22,000	649	1.05	22,000
As of 10/31/23	Pau-A-Pique	242	3.19	24,850	602	2.71	52,450	844	-	77,300
Change(3)	Pau-A-Pique	-	-	-	-	-	-	-	-	-
As of 12/31/24	Pau-A-Pique	242	3.19	24,850	602	2.71	52,450	844	2.95	77,300
As of 10/31/23	Japonês	-	-	-	215	1.40	9,690	215	-	9,690
Change(2)(3)	Japonês	-	-	-	(177)	(0.28)	(8,340)	(177)	-	(8,340)
As of 12/31/24	Japonês	-	-	-	38	1.12	1,350	38	1.12	1,350

(1)	The changes reflected in the Nosde-Lavrinha mine were the result of the conversion of mineral resources to mineral reserves as a result of new drilling exploration programs. The mineral resources as of December 31, 2024 were estimated with the same methodology as described in the technical report summary and results were reported minus depletion within a larger pit shell with adjusted long-term gold price.
(2)	Ernesto and Japonês are depleted mines. The remaining mineral resources are reported herein after depletion and years of production.
(3)	No additional mineral resources were reported for the Ernesto-Lavrinha connection, Japonês and Pau-a-Pique compared to the technical report summary.

June 6, 2025	6

		Proven			Probable			Proven & Probable
Reconciliation	Deposit	Tones (Kt)	Au (g/t)	Au (oz)	Tones (Kt)	Au (g/t)	Au (oz)	Tones (Kt)	Au (g/t)	Au (oz)
As of 10/31/23	Nosde-Lavrinha	2,009	0.74	48,185	5,579	1.06	173,501	7,560	0.91	221,687
Change(1)	Nosde-Lavrinha	236	-	5,318	1,810	-	77,254	2,074	0.07	82,571
As of 12/31/24	Nosde-Lavrinha	2,245	0.74	53,508	7,389	1.06	250,755	9,634	-	304,258
As of 10/31/23	Ernesto	-	-	-	-	-	-	-	-	-
Change(2)(3)	Ernesto	-	-	-	243	1.11	8,656	243	1.11	8,656
As of 12/31/24	Ernesto	-	-	-	243	1.11	8,656	243	1.11	8,656
As of 10/31/23	Ernesto-Lavrinha Connection	-	-	-	-	-	-	-	-	-
Change(3)	Ernesto-Lavrinha Connection	-	-	-	801	0.95	24,500	801	0.95	24,500
As of 12/31/24	Ernesto-Lavrinha Connection	-	-	-	801	0.95	24,500	801	0.95	24,500
As of 10/31/23	Pau-A-Pique	-	-	-	-	-	-	-	-	-
Change(3)	Pau-A-Pique	-	-	-	-	-	-	-	-	-
As of 12/31/24	Pau-A-Pique	-	-	-	-	-	-	-	-	-
As of 10/31/23	Japonês	-	-	-	-	-	-	-	-	-
Change(2)(3)	Japonês	-	-	-	245	1.04	8,200	245	1.04	8,200
As of 12/31/24	Japonês	-	-	-	245	1.04	8,200	245	1.04	8,200

(1)	The changes reflected in the Nosde-Lavrinha mine were the result of the conversion of previous mineral resources into mineral reserves as a result of our drilling programs (with a corresponding decrease in mineral resources). The mineral reserves as of December 31, 2024 were estimated with the same methodology as described in the technical report summary and results were reported minus depletion within a larger pit shell with adjusted long-term gold price.
(2)	Ernesto and Japonês are depleted mines. The remaining mineral reserves are reported herein after depletion and years of production. The increase in probable mineral resources at both Ernesto and Japonês was a result of updating our economic models mainly as a result of increases in gold prices which resulted in a lower technical cut-off grade, resulting in previously non-economically viable mineral resources being converted into mineral reserves. The total amount of metal contained is not material to the Company.
(3)	Probable mineral reserves were reported by the Company in its home country pursuant to home country requirements after the effective date of the technical summary report and are included in the F-1 for consistency and to avoid confusion. As the Company does not consider the changes to be material (for the reasons described above), it has not commissioned an updated technical report summary.

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		Inferred
Reconciliation	Deposit	Tones (Kt)	Au (g/t)	Au (oz)
As of 10/31/23	Nosde-Lavrinha	408	1.35	17,700
Change(1)	Nosde-Lavrinha	1,241	0.34	72,109
As of 12/31/24	Nosde-Lavrinha	1,649	1.69	89,809
As of 10/31/23	Ernesto	542	1.94	33,760
Change(2)	Ernesto	(70)	0.38	1,470
As of 12/31/24	Ernesto	472	2.32	35,230
As of 10/31/23	Ernesto-Lavrinha Connection	99	0.87	2,770
Change(3)	Ernesto-Lavrinha Connection	-	-	-
As of 12/31/24	Ernesto-Lavrinha Connection	99	0.87	2,770
As of 10/31/23	Pau-A-Pique	71	2.47	5,660
Change(4)	Pau-A-Pique	-	-	-
As of 12/31/24	Pau-A-Pique	71	2.47	5,660
As of 10/31/23	Japonês	4	1.37	190
Change(2)(4)	Japonês	-	-	-
As of 12/31/24	Japonês	4	1.37	190

(1)	The changes reflected in the Nosde-Lavrinha mine were the result of exploration from our focused drilling programs. The mineral resources as of December 31, 2024 were estimated with the same methodology as described in the technical report summary and results were reported minus depletion within a larger pit shell with adjusted long-term gold price.
(2)	Ernesto and Japonês are depleted mines. The remaining mineral resources are reported herein after depletion and years of production. The increase in probable mineral resources at Ernesto was a result of updating our economic models mainly as a result of increases in gold prices which resulted in a lower technical cut-off grade, resulting in previously non-economically viable undisclosed resources being converted into inferred resources. The total amount of metal contained is not material to the Company.
(3)	No additional mineral resources were reported for the Ernesto-Lavrinha connection compared to the technical report summary.
(4)	For Japonês and Pau-a-Pique, mineral resources are the same as the reference date of the technical report summary given the mines are in care and maintenance stage

June 6, 2025	8